Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

October 28, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form  20-F      X                Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued its 2008 third quarter report on October 27, 2008, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	2008 Third Quarter Report, dated October 27, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
October 28, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

2008 Third Quarter Report

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial data of the Company for the third quarter of 2008 are unaudited and have been prepared in accordance with generally accepted accounting principles in People’s Republic of China.

1. Important Notice

1.1	The Company’s Board of Directors, the Supervisory Committee, its Directors, Supervisors and Senior Management warrant that there are no false representations, misleading statement or material omissions in the 2008 third quarter report, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	Of the thirteen directors of the Company who should have attended the board meeting, ten attended in person. The Chairman and Executive Director Mr. Yang Chao, Executive Directors Mr. Wan Feng, Mr. Lin Dairen, Ms. Liu Yingqi, Non-executive Directors Mr. Miao Jianmin, Mr. Shi Guoqing, Ms. Zhuang Zuojin, Independent Non-executive Directors Mr. Long Yongtu, Mr. Ma Yongwei and Mr. Ngai Wai Fung attended the meeting. Independent Non-executive Directors Mr. Sun Shuyi and Mr. Chau Tak Hay, Mr. Cai Rang took leave and gave written authorizations to Independent Non-executive Directors Mr. Ma Yongwei, Mr. Ngai Wai Fung and Mr. Long Yongtu respectively to act as their proxies to attend and vote in the meeting.

1.3	The Company’s 2008 third quarter financial report is unaudited.

1.4	Mr. Yang Chao, Chairman of the Company, Mr. Liu Jiade, Vice President in charge of financial affairs, Ms. Shiu Wai Chung, Chief Actuary and Mr. Yang Zheng, head of the Financial Department, confirm that the financial statements in the 2008 third quarter report are true and complete.

Commission File Number 001-31914

2. Basic Information of the Company

2.1 Major accounting data and financial indicators

(Currency: RMB)

	As at 30 September, 2008	As at 31 December, 2007	Increase /(decrease) compared to 31 December 2007 (%)
Total assets (million)	946,418	894,604	5.79
Shareholders’ equity (excluding minority interest) (million)	132,254	170,213	-22.30
Net assets per share attributable to shareholders of the Company	4.68	6.02	-22.30

	For the nine months ended 30 September 2008		Increase /(decrease) compared to the same period of 2007 (%)
Net cash flows from operating activities (million)	119,822		98.3
Net cash flows per share from operating activities	4.24		98.3

	For the reporting period (from July to September)	For the nine months ended 30 September 2008	Increase /(decrease) compared to the same period of 2007 (%)
Net profit attributable to shareholders of the Company (million)	2,339	13,111	-46.91
Basic earnings per share	0.08	0.46	-46.91
Basic earnings per share after deducting non-recurring items	—	0.47	—
Diluted earnings per share	0.08	0.46	-46.91
Return on net assets (%)	1.77	9.91	-32.31
Return on net assets after deducting non-recurring items (%)	1.79	9.96	-31.97

As at 30 September, 2008, investment assets of the Company were RMB888,689 million. For the nine months ended 30 September 2008, the investment yield was 3.15% (or 4.26% if annualized, the annualized yield = (the investment yield for the nine months ended 30 September 2008/270)×365), the policy surrender rate was 3.76%, and the growth rate of premiums earned was 57.64%.

Commission File Number 001-31914

RMB Million

Non-recurring items	For the nine months ended 30 September 2008
Gains/(losses) on disposal of non-current assets	-1
Net non-operating income and expenses other than those mentioned above	-77
Effect of income tax expenses	20
Total	-58

2.2 The total number of shareholders and the top ten holders of listed shares not subject to trading restrictions as at the end of the reporting period

The total number of shareholders at the end of the reporting period	Number of A share holders: 320,113 Number of H share holders: 36,714

Particulars of the top ten holders of listed shares not subject to trading restrictions

Name of shareholders (Full name)	Number of listed shares not subject to trading restrictions held as at the end of the reporting period	Type
HKSCC Nominees Limited	6,916,737,309	H Shares
Richbo Investment Limited	378,358,620	H Shares
State Development and Investment Co., Ltd.	49,800,000	A Shares
China National Investment & Guaranty Co., Ltd.	40,000,000	A Shares
ICBC-Lion Stock Securities Investment Fund	30,500,000	A Shares
China Everbright Bank Co. Ltd.-Everbright Pramerica Qualification Core Securities Investment Fund	27,057,068	A Shares
ICBC-SSE50 ETF Securities Investment Fund	23,275,291	A Shares
ICBC-Southern Carefully Chosen Securities Investment Fund	20,498,040	A Shares
China National Nuclear Corporation	20,000,000	A Shares
China Shipping (Group) Company	20,000,000	A Shares
China International Television Corporation	20,000,000	A Shares

Commission File Number 001-31914

3. Significant Events

3.1 Particulars of, and reasons for, material changes in major accounting items and financial indicators of the Company

☒  Applicable            ☐  Not applicable

(1) Changes in key financial indicators and its reasons

RMB million (unless otherwise stated)

Key Financial Indicator	For the nine months ended 30 September 2008	For the nine months ended 30 September 2007	Increase/ (decrease) (%)	Main reasons
Operating profit	12,803	28,909	-55.71	Significant decrease of investment income and fair value gains/(losses) resulting from the deep downturn of capital market

Net profit attributable to shareholders of the Company	13,111	24,696	-46.91	Significant decrease of investment income and fair value gains/(losses) resulting from the deep downturn of capital market

(2) Material changes in major accounting items and its reasons

RMB million (unless otherwise stated)

Key Financial Indicator	As at 30 September 2008	As at 31 December 2007	Increase/ (decrease) (%)	Main reasons
Financial assets held-for-trading	12,772	25,110	-49.14	Sale of part of held-for-trading financial assets

Interest receivable	14,090	9,832	43.31	Increase in debt securities investment

Policy loans	8,190	5,944	37.79	Significant increase in policy loans

Debt investment project	9,250	1,200	670.83	Increase in “China Life AMC & Tianjin Infrastructure Investment Group Debt Investment Project”

Long-term equity investment	8,643	6,452	33.96	Capital injection to China Life P&C Company Limited

Benefits and claims payable	6,395	4,059	57.55	Significant increase of insurance business

Commission File Number 001-31914

Key Financial Indicator	As at 30 September 2008	As at 31 December 2007	Increase/ (decrease) (%)	Main reasons
Policyholder dividends payable	36,410	64,473	-43.53	Significant decrease of investment income and fair value gains/(losses) as well as the decrease of unrealized gains in available-for-sale financial assets resulting from the deep downturn of capital market

Reserves for long-term health insurance	7,952	4,028	97.42	Significant increase of health insurance business

Capital surplus reserve	58,170	97,369	-40.26	Significant decrease of unrealized gains in available-for-sale financial assets resulting from the deep downturn of capital market

RMB million (unless otherwise stated)

Key Financial Indicator	For the nine months ended 30 September 2008	For the nine months ended 30 September 2007	Increase/ (decrease) (%)	Main reasons
Gross written premiums	248,595	158,645	56.70	Significant increase of insurance business

Unearned premium reserves	1,806	1,234	46.35	Increase of short-term insurance business together with the reverse of receivable of ceded unearned premium reserves etc.

Fair value gains/(losses)	-8,006	11,145	-171.83	The unrealized losses in held-for-trading financial assets resulting from the deep downturn of capital market

Foreign exchange losses	-1,008	-582	73.20	Continuing appreciation of RMB

Insurance reserves	130,609	51,416	154.02	Significant increase of insurance business

Commission File Number 001-31914

Key Financial Indicator	For the nine months ended 30 September 2008	For the nine months ended 30 September 2007	Increase/ (decrease) (%)	Main reasons
Policyholder dividends	2,357	21,629	-89.10	Significant decrease of investment income and fair value gains/(losses) resulting from the deep downturn of capital market

Brokerage and commission fees	18,395	12,379	48.60	Significant increase of insurance business

Impairment losses	-8,730	-2,692	224.29	Impairment loss on available-for-sale financial assets resulting from the deep downturn of capital market

3.2 Explanation and analysis of significant events and their impacts and solutions

☒  Applicable             ☐  Not applicable

On 3 September 2008 (New York Time), the U.S. District Court for the Southern District of New York (“New York Southern District Court”) granted the Defendants’ motion to dismiss the purported securities class action brought against the Company and certain individuals (the “Defendants”). The New York Southern District Court granted summary judgment dismissing the claims asserted by purchasers who acquired the stock of the Company on the New York Stock Exchange or any other exchange in the U.S., or Americans who purchased the Company’s stock anywhere, finding that “there is no merit to any of these claims.” Claims by non-U.S. purchasers who acquired the stock of the Company on The Stock Exchange of Hong Kong Limited were dismissed for lack of subject matter jurisdiction. On 14 October 2008 (New York Time), plaintiffs filed a Notice of Appeal stating their intention to appeal the order of New York Southern District Court granting Defendants’ motion to dismiss the complaint to the Court of Appeals for the Second Circuit. No briefing schedule has yet been set. The Company intends to continue vigorously defending the lawsuit.

3.3 Implementation of undertakings by the Company, its shareholders and effective controller

☒  Applicable            ☐  Not applicable

Commission File Number 001-31914

1. During the Company’s A shares Initial Public Offering, China Life Insurance (Group) Company, the controlling shareholder of the Company, had undertaken that it would not, within 36 months from the listing of the Company’s A shares, transfer or authorize others to manage any shares of the Company that are directly or indirectly owned by it, nor would it allow the Company to acquire such shares. During the reporting period, China Life Insurance (Group) Company has strictly adhered to the above undertaking and has not breached the above undertaking.

2. Before the Company’s A shares Initial Public Offering (as at 30 November 2006), of the land use rights titles injected into the Company by China Life Insurance (Group) Company, at the time of the restructuring and establishment of the Company, formalities for change of titles have not been completed for the land use rights in respect of 4 pieces of land with a total area of 10,421.12 square meters. Of the properties that were injected into the Company, formalities for change of title have not been completed for 6 properties with a gross floor area of 8,639.76 square meters. China Life Insurance (Group) Company undertook that it would, within one year from the date of listing of the Company’s A shares, assist the Company in completing the formalities for change of titles in respect of the 4 pieces of land and 6 properties mentioned above, failing which it will bear any loss that may be suffered by the Company as a result of such defective titles. China Life Insurance (Group) Company has strictly observed its undertaking. As at the end of the reporting period, all changes of titles had been completed except for two properties and related lands of the Shenzhen Branch of the Company. The Shenzhen Branch of the Company continues to use the above properties and related lands and no other parties have made any challenges or presented obstacles for the use of the properties and related lands.

3. China Life-CMG Life Assurance Company Ltd., a subsidiary of China Life Insurance (Group) Company (“CLIC”), is a sino-foreign joint venture established on 4 July 2000 and owned as to 51% by CLIC and as to 49% by CMG Group of Australia. The scope of operations of China Life-CMG Life Assurance Company Ltd. is to conduct the following businesses (excluding statutory insurance business) within the administrative district of Shanghai municipality and in the provinces, autonomous regions and municipalities directly under the Central Government where it has established branches: (1) insurance business such as life insurance, health insurance and accident and casualty insurance; (2) re-insurance of the above insurance businesses. CLIC has agreed that it will, within three years of the listing of the Company on The Stock Exchange of Hong Kong Limited, dispose all of its interests in this joint venture to any third party or otherwise eliminate any competition between China Life- CMG Life Assurance Company Ltd. and the Company. The Company received written notice from CLIC that as of the end of the reporting period, CLIC was working towards the transfer of its interest in China Life-CMG Life Assurance Company Ltd. The Company will make timely disclosure according to the relevant listing rule requirements of the place where the Company is listed.

3.4 Warnings and explanation for any significant changes in net profit or cumulative loss from the beginning of the year to the end of the next reporting period as compared to the same period of last year

☐  Applicable            ☒  Not applicable

Commission File Number 001-31914

3.5 Securities Investment

☒  Applicable            ☐  Not applicable

No.	Stock code	Abbreviation	Number of shares as at 30 September 2008	Initial investment cost (RMB million)	Book value as at 30 September 2008 (RMB million)	Book value as at 31 December 2007 (RMB million)	Financial items
1	600030	CITIC Securities	5,792,964	23	143	N/A	Held-for-trading financial assets
			617,436,023	5,459	15,288	N/A	Available-for-sale financial assets
2	600016	CMBC	233,496,562	748	1,205	N/A	Held-for-trading financial assets
			928,200,000	5,448	4,790	10,581	Available-for-sale financial assets
3	160706	Harvest 300 Fund	114,459,102	124	66	N/A	Held-for-trading financial assets
			4,953,113,079	2,713	2,858	N/A	Available-for-sale financial assets
4	601398	ICBC	568,769,243	2,201	2,474	N/A	Available-for-sale financial assets
	HK1398		41,725,000	211	168	N/A	Available-for-sale financial assets
5	601939	CCB	460,018,751	2,996	2,176	N/A	Available-for-sale financial assets
	HK0939		5,615,000	35	25	N/A	Available-for-sale financial assets
6	601088	China Shenhua	55,173,499	2,081	1,511	N/A	Available-for-sale financial assets
	HK1088		2,191,500	71	36	N/A	Available-for-sale financial assets
7	601006	Daqin Railway	113,263,273	808	1,461	N/A	Available-for-sale financial assets
8	050002	Bosera Yufu Fund	6,881,768	8	4	N/A	Held-for-trading financial assets
			2,061,855,670	1,200	1,282	N/A	Available-for-sale financial assets
9	110003	Efund SSE50 Fund	47,842,435	53	33	N/A	Held-for-trading financial assets
			1,766,300,703	1,200	1,201	N/A	Available-for-sale financial assets
10	519300	Da Cheng SHSZ300 Fund	40,887,836	54	31	N/A	Held-for-trading financial assets
			1,244,515,781	1,000	941	N/A	Available-for-sale financial assets
Total			—	26,433	35,693	—	—

Notes:

1.	The securities investment in above table includes stocks, warrants, convertible debts of other listed companies and the open/closed funds held by the Company, which are calculated as held-for-trading financial assets and available-for-sale financial assets.

2.	The top-ten securities investment is in order of the book value as at the end of the period.

3.	If the securities were not held as at the beginning of the period or changes occurred during the period, thus leading to the inability to accurately determine the amount of securities investment from the book values of the securities, the book value as at 31 December 2007 could be N/A.

Commission File Number 001-31914

This announcement is published in both Chinese and English languages. The Chinese version announcement shall prevail.

By Order of the Board of China Life Insurance Company Limited Heng Kwoo Seng Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang, Ngai Wai Fung

Hong Kong, 27 October, 2008

Commission File Number 001-31914

4. Appendix

4.1 Balance sheet as at 30 September 2008 (unaudited)

RMB million (Unless otherwise stated)

	As at 30 September 2008 Group	As at 31 December 2007 Group	As at 30 September 2008 Company	As at 31 December 2007 Company
ASSETS
Cash and cash equivalents	30,516	25,317	30,369	24,808
Held-for-trading financial assets	12,772	25,110	12,196	24,844
Securities purchased under agreements to resell	1,985	5,053	1,985	4,673
Interest receivables	14,090	9,832	14,043	9,822
Premiums receivables	8,192	6,218	8,192	6,218
Receivable from reinsurers	166	72	166	72
Unearned premium reserves receivable from reinsurers	59	474	59	474
Claim reserves receivable from reinsurers	19	167	19	167
Reserves for long-term health insurance receivables from reinsurers	662	658	662	658
Policy loans	8,190	5,944	8,190	5,944
Debt plan investments	9,250	1,200	9,200	1,200
Other receivables	3,192	1,748	3,147	1,717
Term deposits	192,642	168,594	192,642	168,594
Available-for-sale financial assets	416,036	417,513	413,585	416,679
Held-to-maturity investments	211,145	195,703	211,145	195,703
Long-term equity investments	8,643	6,452	11,428	7,382
Statutory deposits	6,153	5,773	5,653	5,653
Fixed assets	15,665	15,332	15,331	14,988
Intangible assets	2,657	2,660	2,648	2,653
Deferred tax assets	2,997	—	2,959	—
Other assets	1,387	784	1,387	784

Total Assets	946,418	894,604	945,006	893,033

Yang Chao	Liu Jiade	Shiu Wai Chung	Yang Zheng
Chairman	Vice President in charge of accounting affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

4.1 Balance sheet as at 30 September 2008 (unaudited) (continued)

RMB million (Unless otherwise stated)

	As at 30 September 2008 Group	As at 31 December 2007 Group	As at 30 September 2008 Company	As at 31 December 2007 Company
LIABILITIES AND EQUITY
Liabilities
Assets sold under agreements to repurchase	5,100	100	5,100	100
Premiums received in advance	1,385	2,201	1,385	2,201
Brokerage and commission payable	1,231	1,134	1,231	1,131
Due to reinsurers	37	12	37	12
Salary and welfare payable	2,211	3,263	2,146	3,145
Taxes payable	1,470	9,051	1,443	8,990
Claims payable	6,395	4,059	6,395	4,059
Policyholder dividends payable	36,410	64,473	36,410	64,473
Other payable	1,999	3,173	2,020	3,145
Policyholder deposits and insurance agency liabilities	1,780	1,944	1,780	1,944
Unearned premium reserves	7,510	6,119	7,510	6,119
Claim reserves	2,402	2,391	2,402	2,391
Reserves for life insurance	736,069	607,363	736,069	607,363
Reserves for long-term health insurance	7,952	4,028	7,952	4,028
Deferred tax liabilities	—	13,024	—	12,981
Other liabilities	1,229	1,180	1,229	1,180

Total liabilities	813,180	723,515	813,109	723,262

Shareholders’ equity
Share capital	28,265	28,265	28,265	28,265
Capital reserves	58,170	97,369	58,249	97,297
Surplus reserves	9,280	6,488	9,232	6,440
General risk reserves	2,792	2,792	2,792	2,792
Retained earnings	33,747	35,299	33,359	34,977

Total equity attributable to shareholders of the Company	132,254	170,213	131,897	169,771

Minority interests	984	876

Total shareholders’ equity	133,238	171,089	131,897	169,771

Total liabilities and shareholders’ equity	946,418	894,604	945,006	893,033

Yang Chao	Liu Jiade	Shiu Wai Chung	Yang Zheng
Chairman	Vice President in charge of accounting affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

4.2 Income statement for the nine months ended 30 September 2008 (unaudited)

RMB million (Unless otherwise stated)

	For the nine months ended 30 September		For the nine months ended 30 September
	2008	2007	2008	2007
	Group	Group	Company	Company
Operating income	284,945	222,819	284,722	222,471
Earned premiums	247,139	156,772	247,139	156,772
Premiums income	248,595	158,645	248,595	158,645
Including: reinsurance premium income	—	4	—	4
Less: premium ceded to reinsurers	350	(639)	350	(639)
Unearned premium reserves	(1,806)	(1,234)	(1,806)	(1,234)
Investment income	45,319	54,114	45,253	53,866
Including: income from associates	637	359	637	359
Fair value gains/(losses)	(8,006)	11,145	(7,900)	11,125
Foreign exchange gains(losses)	(1,008)	(582)	(1,004)	(580)
Other operating income	1,501	1,370	1,234	1,288
Operating expenses	(272,142)	(193,910)	(272,199)	(194,015)
Surrenders	(31,942)	(33,953)	(31,942)	(33,953)
Claims paid	(66,967)	(58,763)	(66,967)	(58,763)
Less: claims recoverable from reinsurers	45	363	45	363
Insurance reserves	(130,609)	(51,416)	(130,609)	(51,416)
Less: insurance reserves recoverable from reinsurers	(144)	(51)	(144)	(51)
Policyholder dividends	(2,357)	(21,629)	(2,357)	(21,629)
Reinsurance expenses	—	(4)	—	(4)
Business tax and surcharges	(898)	(1,777)	(865)	(1,757)
Brokerage and commission fees	(18,395)	(12,379)	(18,395)	(12,379)
Administrative expenses	(11,284)	(10,889)	(11,107)	(10,780)
Less: Expenses recoverable from reinsurers	(58)	72	(58)	72
Other operating expenses	(803)	(792)	(1,070)	(1,026)
Impairment losses	(8,730)	(2,692)	(8,730)	(2,692)
Operating profit	12,803	28,909	12,523	28,456
Add: Non-operating income	20	24	20	24
Less: Non-operating expenses	(98)	(34)	(94)	(34)
Net profit before income tax expenses	12,725	28,899	12,449	28,446
Less: Income tax expenses	535	(4,044)	596	(3,931)
Net profit	13,260	24,855	13,045	24,515
Attributable to:
- shareholders of the Company	13,111	24,696
- minority interests	149	159
Earnings per share
Basic earnings per share	0.46	0.87
Diluted earnings per share	0.46	0.87

Yang Chao	Liu Jiade	Shiu Wai Chung	Yang Zheng
Chairman	Vice President in charge of accounting affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

4.2 Income statement for the three months ended 30 September 2008 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the three months ended 30 September		For the three months ended 30 September
	2008 Group	2007 Group	2008 Company	2007 Company
Operating income	76,973	60,811	77,081	60,743
Earned premiums	65,694	36,196	65,694	36,196
Premiums income	66,532	37,314	66,532	37,314
Including: reinsurance premium income	—	—	—	—
Less: premium ceded to reinsurers	(32)	(244)	(32)	(244)
Unearned premium reserves	(806)	(874)	(806)	(874)
Investment income	11,124	19,693	11,257	19,665
Including: income from associates	83	38	83	38
Fair value gains/(losses)	(240)	4,686	(215)	4,676
Foreign exchange gains(losses)	(28)	(192)	(28)	(191)
Other operating income	423	428	373	397
Operating expenses	(74,385)	(51,837)	(74,397)	(51,868)
Surrenders	(8,416)	(12,469)	(8,416)	(12,469)
Claims paid	(14,655)	(9,282)	(14,655)	(9,282)
Less: claims recoverable from reinsurers	15	123	15	123
Insurance reserve	(38,386)	(11,714)	(38,386)	(11,714)
Less: insurance reserves recoverable from reinsurers	—	4	—	4
Policyholder dividends	(217)	(9,233)	(217)	(9,233)
Reinsurance expenses	—	—	—	—
Business tax and surcharges	(141)	(570)	(134)	(564)
Brokerage and commission fees	(5,554)	(3,511)	(5,554)	(3,511)
Administrative expenses	(3,562)	(4,167)	(3,508)	(4,131)
Less: Expenses recoverable from reinsurers	12	(27)	12	(27)
Other operating expenses	(378)	(548)	(451)	(621)
Impairment losses	(3,103)	(443)	(3,103)	(443)
Operating profit	2,588	8,974	2,684	8,875
Add: Non-operating income	10	15	10	16
Less: Non-operating expenses	(58)	(14)	(58)	(14)
Net profit before income tax expenses	2,540	8,975	2,636	8,877
Less: Income tax expenses	(184)	(1,116)	(168)	(1,050)
Net profit	2,356	7,859	2,468	7,827
Attributable to:
- shareholders of the Company	2,339	7,823
- minority interests	17	36
Earnings per share
Basic earnings per share	0.08	0.27
Diluted earnings per share	0.08	0.27

Yang Chao	Liu Jiade	Shiu Wai Chung	Yang Zheng
Chairman	Vice President in charge of accounting affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

4.3 Cash flow statement for the nine months ended 30 September 2008 (unaudited)

RMB million (Unless otherwise stated)

	For the nine months ended 30 September		For the nine months ended 30 September
	2008 Group	2007 Group	2008 Company	2007 Company
1. Cash flows from operating activities
Premium received	245,667	155,978	245,667	155,978
Net cash from reinsurance business	269	(19)	269	(19)
Net increase in policyholder investments	—	253	—	253
Net cash from held-for-trading financial assets	19,350	22,324	19,659	22,573
Cash received from other operating activities	3,876	1,210	1,530	850

Sub-total of cash inflows from operating activities	269,162	179,746	267,125	179,635

Cash paid for claims	(96,557)	(91,868)	(96,557)	(91,868)
Net decrease in policyholder investments	(50)	—	(50)	—
Cash paid for brokerage and commission fees	(18,298)	(12,511)	(18,295)	(12,511)
Cash paid for policyholder dividends	(7,697)	(3,883)	(7,697)	(3,883)
Cash paid to and for employees	(7,026)	(4,419)	(6,286)	(4,330)
Cash paid for taxes and surcharges	(9,865)	(2,688)	(9,741)	(2,520)
Cash paid for other operating activities	(9,847)	(3,952)	(8,487)	(4,163)

Sub-total of cash outflows from operating activities	(149,340)	(119,321)	(147,113)	(119,275)

Net cash flows from operating activities	119,822	60,425	120,012	60,360

Yang Chao	Liu Jiade	Shiu Wai Chung	Yang Zheng
Chairman	Vice President in charge of accounting affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

4.3 Cash flow statement for the nine months ended 30 September 2008 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the nine months ended 30 September		For the nine months ended 30 September
	2008 Group	2007 Group	2008 Company	2007 Company
2. Cash flows from investing activities
Cash received from sales and redemption of investments	80,169	57,602	78,508	54,629
Cash received from investment income	38,942	26,059	38,843	25,766
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	109	35	109	33
Net cash from securities purchased under agreements to resell	2,977	—	2,774	—

Sub-total of cash inflows from investing activities	122,197	83,696	120,234	80,428

Cash paid for acquisition of investments	(224,926)	(149,090)	(222,913)	(146,169)
Net increase in policy loans	(2,014)	(2,509)	(2,014)	(2,509)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(1,719)	(1,900)	(1,700)	(1,871)
Net cash paid for securities purchased under agreements to resell	—	(20,287)	—	(20,149)

Sub-total of cash outflows from investing activities	(228,659)	(173,786)	(226,627)	(170,698)

Net cash flows from investing activities	(106,462)	(90,090)	(106,393)	(90,270)

Yang Chao	Liu Jiade	Shiu Wai Chung	Yang Zheng
Chairman	Vice President in charge of accounting affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

RMB million (Unless otherwise stated)

	For the nine months ended 30 September		For the nine months ended 30 September
	2008 Group	2007 Group	2008 Company	2007 Company
3. Cash flows from financing activities
Cash received from capital contributions	—	29	—	—

Sub-total of cash inflows from financing activities	4,664	44,262	4,666	43,965

Net proceeds from investment in securities sold under agreements to repurchase	4,664	44,291	4,666	43,965

Cash paid for dividends and interest	(11,967)	(3,999)	(11,871)	(3,957)

Sub-total of cash outflows from financing activities	(11,967)	(3,999)	(11,871)	(3,957)

Net cash flows from financing activities	(7,303)	40,292	(7,205)	40,008

4. Effect of changes in foreign exchange rate on cash and cash equivalents	(858)	(298)	(853)	(297)

5. Net increase/(decrease) in cash and cash equivalents	5,199	10,329	5,561	9,801

Add: Opening balance of cash and cash equivalents	25,317	50,213	24,808	49,735

6. Closing balance of cash and cash equivalents	30,516	60,542	30,369	59,536

Yang Chao	Liu Jiade	Shiu Wai Chung	Yang Zheng
Chairman	Vice President in charge of accounting affairs	Chief Actuary	Head of Financial Department